Exhibit 99.(e)(2)

Distribution Agreement

EXHIBIT A

WisdomTree Short-Term Treasury Digital Fund

WisdomTree Floating Rate Treasury Digital Fund

WisdomTree 3-7 Year Treasury Digital Fund

WisdomTree 7-10 Year Treasury Digital Fund

WisdomTree Long Term Treasury Digital Fund

WisdomTree TIPS Digital Fund

WisdomTree 500 Digital Fund

WisdomTree Technology & Innovation 100 Digital Fund

WisdomTree Short-Duration Income Digital Fund

WisdomTree Government Money Market Digital Fund